EXHIBIT 99.C

UNDERTAKING

TO:	Ontario Securities Commission Alberta Securities Commission British Columbia Securities Commission Manitoba Securities Commission

(collectively, the “Commissions”)

RE:	Cerro San Pedro Project Development Plan prepared by Washington Group International dated September 2003 (the “September 2003 Development Plan”)

                           Metallica Resources Inc. hereby undertakes to the Commissions to file, not later than January 5, 2004, an amended executive summary of the September 2003 Development Plan, prepared in accordance with National Instrument Form 43-101Fl.

                           DATED this 3rd day of December, 2003.

METALLICA RESOURCES INC

By:

Richard J. Hall President and CEO

Fred H. Lightner Senior Vice-President and COO